Exhibit 21.1

Name	Domicile

Genworth Financial Assurance Corporation	North Carolina

Genworth Financial Services, Inc.	Delaware

Enact Mortgage Holdings, LLC	North Carolina

Genworth Mortgage Insurance Corporation	North Carolina

Genworth Mortgage Insurance Corporation of North Carolina	North Carolina

Enact Mortgage Reinsurance Corporation	North Carolina

Enact Mortgage Services, LLC	North Carolina

Monument Lane PCC, Inc.	Washington, D.C.

Monument Lane IC 1, Inc.	Washington, D.C.

Monument Lane IC 2, Inc.	Washington, D.C.

Sponsored Captive Re, Inc.	North Carolina